[COMPANY LETTERHEAD]

March 13, 2009

Mr. Terence O'Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Taylor Devices, Inc.
                Form 10-KSB for Fiscal Year Ended May 31, 2008
                Filed August 21, 2008
                Forms 10-Q for the Fiscal Quarters Ended August 31, 2008 and November 30, 2008
                File No. 0-3498

Dear Mr. O'Brien:

The following is our response to the comment letter we received from you, dated February 17, 2009 regarding the above referenced matter.

Form 10-KSB for the Fiscal Year Ended May 31, 2008

Item 6.   Management's Discussion and Analysis or Plan of Operation, page 12

Comment

  In your letter to us dated February 27, 2006, you agreed to identify and disclose all of your critical accounting policies and estimates that are critical to the preparation of your consolidated financial statements.  However, it does not appear as though you have provided such disclosures.  Based on your disclosures, it would appear that some of your critical accounting estimates would include, at a minimum, (a) total estimated costs to complete when you recognize revenue under the percentage-of-completion method;  (b) realizability of your inventory; (c) assessment of your deferred tax assets for a valuation allowance; and (d) realizability of your accounts receivable and costs and estimated earnings in excess of billings.  Refer to Section 501.14 of the Financial Reporting Codification for guidance.  Please provide us with the disclosures you intend to include in future filings.

Response

Taylor Devices, Inc. (The Company) disclosed the specifically named critical accounting estimates, and others, in the footnotes to the financial statements.  The Company intends to disclose the following in future filings within Management's Discussion and Analysis:

Critical Accounting Policies:

The Company's consolidated financial statements and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles.  The preparation of the Company's financial statements requires management to make estimates, assumptions and judgments that affect the amounts reported.  These estimates, assumptions and judgments are affected by management's application of accounting policies, which are discussed in Note 1 and elsewhere in the accompanying consolidated financial statements.  The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company's financial statements.

Accounts Receivable:

Accounts receivable are stated at an amount management expects to collect from outstanding balances.  Management provides for probable uncollectible accounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts.  Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Inventory:

Inventory is stated at the lower of average cost or market. Average cost approximates first-in, first-out cost.

Maintenance and other inventory represent stock that is estimated to have a product life-cycle in excess of twelve-months.  This stock represents certain items the Company is required to maintain for service of products sold, and items that are generally subject to spontaneous ordering.

This inventory is particularly sensitive to technical obsolescence in the near term due to its use in industries characterized by the continuous introduction of new product lines, rapid technological advances and product obsolescence.  Therefore, management of the Company has recorded an allowance for potential inventory obsolescence.

The provision for potential inventory obsolescence was $180,000 and $165,000 for the years ended May 31, 2008 and 2007.

Revenue Recognition:

Sales are recognized when units are delivered or services are performed.  Sales under fixed-price contracts are recorded as deliveries are made at the contract sales price of the units delivered.  Sales under certain fixed-price contracts requiring substantial performance over several periods prior to commencement of deliveries, are accounted for under the percentage-of-completion method of accounting whereby revenues are recognized based on estimates of completion prepared on a ratio of cost to total estimated cost basis.  Costs include all material and direct and indirect charges related to specific contracts.  Other expenses are charged to operations as incurred.  Total estimated costs for each of the contracts are estimated based on a combination of historical costs of manufacturing similar products and estimates or quotes from vendors for supplying parts or services towards the completion of the manufacturing process.  Adjustments to cost estimates are made periodically, and losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined.  If total costs calculated upon completion of the manufacturing process in the current period for a contract are more than the estimated total costs at completion used to calculate revenue in a prior period, then the revenue and profits in the current period will be lower than if the estimated costs used in the prior period calculation were equal to the actual total costs upon completion.

For financial statement presentation purposes, the Company nets progress billings against the total costs incurred on uncompleted contracts.  The asset, "costs and estimated earnings in excess of billings," represents revenues recognized in excess of amounts billed.  The liability, "billings in excess of costs and estimated earnings," represents billings in excess of revenues recognized.

Income Taxes:

The provision for income taxes provides for the tax effects of transactions reported in the financial statements regardless of when such taxes are payable.  Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement basis of assets and liabilities.  Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

Realization of the deferred tax assets is dependent on generating sufficient taxable income at the time temporary differences become deductible.  The Company provides a valuation allowance to the extent that deferred tax assets may not be realized.  A valuation allowance has not been recorded against the deferred tax assets since management believes it is more likely than not that the deferred tax assets are recoverable.  The Company considers future taxable income and potential tax planning strategies in assessing the need for a potential valuation allowance.  The amount of the deferred tax assets considered realizable however, could be reduced in the near term if estimates of future taxable income are reduced.

The Company and its subsidiary file separate Federal and State income tax returns.  As of May 31, 2008, the Company had State investment tax credit carryforwards of approximately $165,000 expiring through May 2014.

Results of Operations, page 12

Comment

  In future filings, please provide an analysis of the material components of your effective tax rate for each period presented.  For example, provide an explanation as to why your statutory rate increased significantly from fiscal year 2008 versus fiscal year 2007.

Response

            In future filings we will provide an analysis of the material components of our effective tax rate for each period presented.

Capital Resources, Line of Credit and Long-Term Debt, page 16

Comment

  Please revise your disclosure in future filings to include the actual amounts/ratios of your financial covenants in addition to requirements as of the most recent period.  This will allow readers to compare the actual amounts/ratios to the minimum/maximum requirements per your credit agreements and to easily understand your current status in meeting your financial covenants.  Such disclosure should only be excluded if you believe that the likelihood of default is remote. Please also disclose the amount available under your line of credit without violating any of your debt covenants.  Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Response

In future filings, we will disclose the actual amounts/ratios of our financial covenants in addition to requirements as of the most recent period.  We will also disclose the amount available under our line of credit without violating any of our debt covenants.

Item 8A(T) Controls and Procedures, page 19

Comment

  We note your disclosure that your "disclosure controls and procedures were effective to ensure that material information relating to the Company was accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow for timely decisions regarding required disclosures."  Please revise your disclosure in future filings and confirm to us, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and that information required to be disclosed in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Refer to Exchange Act rule 13a-15(e) for the full definition of disclosure controls and procedures.  Otherwise, please conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Response

We will revise our disclosure in future filings and confirm, if true, that our officers concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.

The amended Form 10-KSB/A, (a draft is attached hereto) which will be filed following the resolution of comments from the SEC, reflects the change noted in our response, above.

1. Summary of Significant Accounting Policies, page 33

Revenue Recognition, page 34

Comment

  In future filings, please disclose the percentage of revenues recognized under each method for each period presented.

Response

            In future filings, we will disclose the percentage of revenues recognized under each method for each period presented.

10. Sales, page 37

Comment

  We note your disclosure in Exhibit 20 to your Form 10-Q for the fiscal quarter ended November 30, 2008, that you provided details of your product sales by discrete product mix at your annual meeting of shareholders.  In future filings, please disclose your sales by discrete product mix for each period presented in accordance with paragraph 37 of SFAS 131.

Response

            In future filings we will disclose our sales by discrete product mix for each period presented in accordance with paragraph 37 of SFAS 131.

11.  Income Taxes, page 37

Comment

  In future filings, please disclose the amount of taxable income you need to generate to realize your deferred tax assets either here or in MD&A in your critical accounting policy disclosures.

Response

In future filings we will disclose the amount of taxable income we need to generate in order to realize our deferred tax assets.  Our disclosure will appear either in our Income Tax note to our financial statements or in Item 2 -- MD&A -- of our Forms 10K with our critical accounting policy disclosures.

Comment

  In future filings, please provide the disclosures required by paragraph 44.c. of SFAS 109 regarding your undistributed foreign earnings.

Response

            The Company has no undistributed foreign earnings.  It has no investments in foreign subsidiaries or foreign corporate joint ventures as described in paragraph 44.c. of SFAS 109.

21. Business Combination, page 40

Comment

  We note that you completed the step acquisition of Developments on April 1, 2008, so that you now own 100% of Developments and consequently 100% of Tayco Realty, Inc., which you were consolidating prior to this transaction. Specifically, we note that you acquired the remaining 77% of Developments' outstanding common stock through the issuance of your common stock on a one-for-one basis.  Please address each of the following regarding this transaction:

Comment

  Please tell us why you believe the average closing bid and ask prices for your shares of common stock on March 31, 2008, is the appropriate fair value for the shares issued to the holders of Developments 77% shares of common stock.  In this regard, we note that your and Developments' boards of directors approved and adopted the terms of an agreement and plan of merger by December 7, 2007, when you filed the Form S-4.  Refer to paragraph 22 of SFAS 141 and EITF 99-12 for guidance.

Response

After further review, we believe December 7, 2007 is the more appropriate acquisition measurement date given the guidance referred to in FAS 141 and EITF 99-12.    The average closing market prices for two days before and after the revised measurement date is $7.02.  Accordingly, the extraordinary gain recognized should be changed from $406,157 to $288,273.  The net assets values assumed in the transaction otherwise do not change.

The financial statements will be revised to reflect this change in future filings, or in updated previous filings as directed.  Please note that the business combination responses below do not give effect to this consideration, and are otherwise based on previously reported amounts.

Comment

  We note that Developments' most significant asset was its ownership interest in your shares of common stock.  Please tell us how you determined to allocate the full fair value of these shares to the re-acquisition of your shares of common stock from the fair value of the shares issued to the 77% owners of Development.  In this regard, it would appear that you already owned 23% of the shares owned by Developments.  Further, the measurement date of the re-acquisition of your shares of common stock from Development for the remaining 77% may be different from the measurement date of the acquisition of Developments business.  Please also tell us the authoritative literature that supports your accounting.

Response

Please see the sequence of events and applicable purchase accounting literature references surrounding the transaction summarized below.  All activity appears properly captured pursuant to guidance.

Comment

  We note that you are including the consolidation entries for Developments in your determination of your cost to acquire the 77% interest in Developments.  Please provide us with a detailed explanation as to how you determined the cost of acquiring the remaining 77% interest in Developments, which should address the inclusion of the elimination entries for consolidation.  Please also ensure your explanation includes authoritative literature that supports your accounting.  Refer to paragraphs 20-24 of SFAS 141 guidance.

Response

As described on page 30 of the S-4, the Company issued additional "net shares" totaling 62,044 to effect the purchase transaction.  The components and corresponding share values applied to these shares, and recorded, were as follows (prior to our response to Comment 9A):

No. of Shares	Value @ $5.12 / sh
Total Developments' shares	987,928	$5,058,191
Less Developments' shares held by the Company (eliminated as treasury shares)	(228,317)	(1,168,983)
Less Taylor shares held by Developments	(697,567)	(3,571,543)
Net additional share value recorded (see below)	62,044	$317,665

The entry to record the transaction and references to pertinent FAS 141 guidance is detailed below to facilitate an understanding of the components:

Dr. Developments' cash acquired (4)	$875,959
Dr. Developments' 42% equity interest in Realty acquired (4)	412,652
Dr. Developments' prepaid expenses acquired (4)	5,064
Dr. Developments' deferred tax assets acquired (4)	57,200
Dr. Company's payable to Developments -- eliminate to balance (2)	25,264
Cr. Developments' accrued expenses assumed (4)		9,640
Cr. Company's 23% interest in Developments -- eliminate to balance (2)		457,495
Cr. Direct costs of acquisition paid (3)		185,182
Cr. Net additional shares issued (1)		317,665
Cr. Extraordinary gain (5)		406,157

Explanation of entry components:

(1)    The fair value of net Company shares issued (62,044 shares; $317,665 value) is recognized as purchase price per paragraphs 20 and 21 of FAS 141.
(2)    The Company's account balances with Developments must be eliminated to balance the entry.
(3)    Direct costs of acquisition are added to the purchase price per paragraph 24 of FAS 141.
(4)    Net assets of Developments assumed ($1,341,235) are recognized after Developments' property and equipment and intangibles are written down to zero per paragraph 44 of FAS 141.
(5)    Net extraordinary gain is recognized to balance the entry per paragraph 45 of FAS 141.

In future reports, we will use the revised measurement date as described in our response to Comment 9A.

Comment

  We note your disclosure of the fair value of the net assets acquired from your acquisition of the 77% interest in Developments.  We further note that Developments is a patent holding company that also performed research and development activities for you.  However, it does not appear as though you have assigned a value to the patents and other technology-based intangible assets.  Please provide us with a detailed explanation as to your consideration of the fair value of all the assets acquired from Developments. Refer to paragraph 37-42 and A10-A28 of SFAS 141 for guidance.

Response

Because the value of net assets acquired exceeded cost in this transaction, the footnote phrase "Fair value of net assets acquired and liabilities assumed" should be revised to read "Net assets acquired and liabilities assumed".  This would satisfy the requirements of paragraphs 51-57 of FAS 141.  This revision will take place in future filings.  After we implement this change, the Business Combination note will appear as follows:

21.  Business Combination:

Effective April 1, 2008, the Company acquired the 77% of the outstanding common shares of Developments that it did not already own.  Following the merger of the companies, Taylor Devices, Inc. was the surviving company.  The results of Developments' operations have been included in the consolidated financial statements since that date.

The merger will allow the complementary operations of both companies, including Developments' patents and other intellectual property and the product development and manufacturing process of Taylor Devices' products to be fully integrated.  The merger is expected to result in significant synergies and reduced administrative expenses, especially expenses associated with maintaining each as a separate company.

In the merger, each outstanding share of Developments' common stock has been converted into the right to receive one share of Taylor Devices, Inc. common stock.  The aggregate purchase price of $5,058,191 was calculated by multiplying the total number of Developments' outstanding shares of common stock (987,928) by the average closing bid and ask prices for shares of the Company's common stock on March 31, 2008 ($5.12).  The Company issued 290,361 common shares as a result of the business combination.

We have accounted for the merger using the purchase method in accordance with SFAS No. 141 "Business Combinations".  As such, we analyzed the value of tangible and intangible assets acquired and liabilities assumed and we determined the excess of value of net assets acquired over cost.   Because the value of the acquired assets and liabilities assumed exceeded the acquisition price, the valuation of the long-lived assets acquired was reduced to zero in accordance with SFAS No. 141.  Accordingly, no basis was assigned to property, plant and equipment, patents or any other non-current assets, and the remaining excess was recorded as an extraordinary gain, net of deferred income taxes.

The following table summarizes the cost of the merger and the net assets acquired and liabilities assumed at the date of acquisition.

Acquisition costs:
Shares of the Company's common stock
issued to Developments' shareholders	$5,058,191

Cancellation of shares of the Company's
common stock owned by Developments
prior to the merger	(3,571,543)

Conversion to treasury shares of the
Company's common stock issued to the
Company for each share of Developments'
common stock owned by the Company
prior to the merger	(1,168,983)

Elimination of the Company's 23% equity
investment in Developments prior to merger	457,492

Elimination of intercompany payable from
the Company to Developments	(25,264)

Direct costs of the acquisition	185,185

Total acquisition costs	935,078

Net assets acquired and liabilities assumed:
Cash	875,959
Equity interest in Tayco Realty, Inc.	412,652
Prepaid expenses	5,064
Accrued expenses	(9,640)
Deferred taxes	57,200

Total net assets acquired	1,341,235

Extraordinary gain on the merger -- excess of
net assets acquired over cost	$ 406,157

The following pro forma information is based on the assumption that the merger took place as of the beginning of each of the following fiscal years and reflects the extraordinary gain of $406,157, as computed above.

	2008	2007
Net sales	$18,593,831	$16,501,400
Income before extraordinary gain	$ 1,163,910	$ 673,258
Net income	$ 1,570,067	$ 1,079,415

Earnings per share:
Income before extraordinary gain	$ 0.37	$ 0.21
Net income	$ 0.49	$ 0.34

The requirements of paragraph 52 of FAS 141 are not applicable because no such assets exist after the accounting is completed per the entry above.  There are no items allocable as part of final cost.

Comment

  Please confirm to us that you have recognized a step-up in fair value for the 77% interest in Developments acquired in this acquisition.  In this regard, please provide us your detailed calculation of the net assets acquired and your determination that the acquisition of the 77% in Developments resulting in excess fair value of acquired net assets over cost.

Response

Please see the sequence of events and applicable purchase accounting literature references surrounding the transaction summarized above.  All activity appears properly captured pursuant to guidance.

Comment

  We note your disclosure that you issued 290,361 common shares as a result of the business combination. However, we note from your Form S-4 filed on January 18, 2008 that Developments had 759,611 shares of common stock outstanding held by shareholders other than you.  Please clarify your disclosure to us and in future filings.

Response

Perhaps the Company's net shares issued and values assigned (62,044 and $317,665, respectively), may be more clearly described if presented in the format identified above in response to comment 9C.  We can provide that clarification in future filings.

Comment

  In future filings, please significantly revise your disclosures for this transaction to clearly explain all of the material terms of the agreement and how you have accounted for the transaction.  Please ensure your revised disclosures addresses the concerns raised in the comment.  Refer to paragraphs 51-52 and 54-56 of SFAS 141 for guidance.  Please provide us with the disclosures you intend to include in future filings.

Response

We believe all the disclosure items required per paragraphs 51-52 and 54-56 are included in the Company's financial statements.  The items required per paragraph 52 are not deemed necessary because no such amounts have been recognized per guidance as discussed earlier herein.

Exhibits 31(i) and 31(ii)

Comment

  Please amend your Form 10-KSB and first quarter of fiscal year 2009 Form 10-Q to provide the certifications of Section 302 of the Sarbanes-Oxley Act of 2002 that conforms to the language in Item 601(B)(31) of Regulation S-B/S-K.  Specifically please:

  Remove the title of the certifier from the introduction.

  Include the phrase "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" in the introduction for paragraph 4.

Please note that when you amend your Form 10-KSB and Form 10Q to provide the revised 302 certifications, the certifications should refer to your amended filing in the first paragraph.  Also, you only need to include Item 8A(T). Controls and Procedures and Item 15.  Exhibits and Financial Statement Schedules, as such you do not need to include paragraph 3 of the 302 certifications.

Response

We will amend our Form 10-KSB and first quarter of fiscal year 2009 Form 10-Q to provide the certifications of Section 302 of the Sarbanes-Oxley Act of 2002 that conforms to the language in Item 601(B)(31) of Regulation S-B/S-K.  In our amended Form 10-KSB and Form 10Q, we will:

  Remove the title of the certifier from the introduction.

  Include the phrase "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" in the introduction for paragraph 4.

A draft of the amended forms 10-KSB/A and 10-Q/A are attached to this response.

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

Comment
General

  We note that Douglas P. Taylor, CEO, expressed reservations as to the impact the current economic environment may have on your results of operations and potentially on your cash flows at the annual meeting of shareholders.  However, you have not provided investors with any insight as to whether such worldwide events have impacted your operating results and/or your cash flows within MD&A. In future filings, please provide investors with a detailed discussion as to whether the current economic events have had a material impact on your consolidated financial statements including management's expectations as to any future impact on your operating results and cash flows.  Your disclosures should also include how management is addressing these concerns.  Refer to Item 303(A) of Regulations S-K and Sections 501.12 and 501.13 of the Financial Reporting for guidance.

Response

 In future filings we will provide investors with a detailed discussion as to whether the current economic events have had a material impact on our consolidated financial statements including management's expectations as to any future impact on our operating results and cash flows.  Our disclosures will also include how management is addressing these concerns.

Results of Operations, page 7

Comment

  We note that you reversed $250,000 of bad debt expense during the second quarter of fiscal year 2009.  It appears this reversal materially impacted your operating results for the six months ended November 30, 2008.  Please explain to us the nature and underlying reasons for the reversal and the basis for the accounting treatment.

Response

After further review, what was presented in the Company's November 30, 2008 statement of cash flows as a $250,000 bad debts expense reversal should more properly have been presented as additional bad debts expense of $180,000.  The Company's allowance for bad debts was increased by $180,000 during the quarter to account for the recently perceived enhanced uncertainty surrounding the collectability of at least a portion of a foreign customer's outstanding receivable balance.  Subsequent to the Company's Form 10-Q issuance, the entire receivable balance from the foreign customer was collected, and the bad debts allowance was reduced.

Capital Resources Line of Credit and Long-Term Debt, page 10

Comment

  In future filings, please provide a discussion and analysis of the material factors impacting your inventory turnover ratio.  In this regard, we note that inventory is your largest asset at 39% of total assets as of November 30, 2008 and your inventory turnover ratio decreased to 1.6 as compared to 1.9 as of November 30, 2007.

Response

In future filings, we will provide a discussion and analysis of the material factors impacting our inventory turnover ratio.

Comment

  We note accounts receivable and costs and estimated earnings in excess of billings (CIEB) have materially impacted your operating cash flows and are 39% and 29% of total current assets and total assets, respectively, as of November 30, 2008.  In addition to the analysis you currently provide, please disclose accounts receivable days sales outstanding along with an analysis of material changes in the days for each period presented.  For CIEB, please disclose the amount that has been subsequently billed to customers.  If a material portion of CIEB was not subsequently billed, provide an explanation as to why.

Response

In future filings, we will disclose accounts receivable days sales outstanding along with an analysis of material changes in the days for each period presented.  We will also disclose the amount of costs and estimated earnings in excess of billings that has been subsequently billed to customers.   If a material portion of costs and estimated earnings in excess of billings was not subsequently billed, we will provide an explanation as to why.

The Company acknowledges that:

         The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact the undersigned at (716) 694-1124

Sincerely,

TAYLOR DEVICES, INC.

/s/Mark V. McDonough
Mark V. McDonough
Chief Financial Officer

cc:           Tracey Houser, Staff Accountant
                Douglas P. Taylor, President & CEO
                Michael J. Grimaldi, CPA
                Sandra S. O'Loughlin, Esq.
                Christopher J. Bonner, Esq.

ATTACHMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
F O R M 10-KSB/A
Amendment No. 1

[X]  ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                                                                            For the fiscal year ended May 31, 2008

[  ]  TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                                                                            For the transition period from __________ to __________

                                                                                                            Commission file number 0-3498

TAYLOR DEVICES, INC.
(Name of small business issuer as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	16-0797789 (I.R.S. Employer Identification No.)

90 Taylor Drive, P.O. Box 748, N. Tonawanda, New York 14120-0748
(Address of principal executive offices)

Issuer's telephone number (716) 694-0800

Securities registered under Section 12(b) of the Exchange Act:

Title of each class None	Name of each exchange on which registered None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock ($.025 par value)
(Title of class)

Check whether the issuer is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   [   ]

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes [ X ]       No [    ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB  [ X ].

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).       Yes [    ]       No [  X  ]

Issuer's revenues for its most recent fiscal year are $18,593,831.

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of August 13, 2008 was $18,030,860.

The number of shares outstanding of each of the issuer's classes of common equity as of August 13, 2008             3,219,923

Explanatory Note

This Amendment No. 1 to Form 10-KSB is being filed to correct the disclosure of the following:

  ITEM 8A(T). CONTROLS AND PROCEDURES - The disclosure in paragraph (a) was amended to reflect the requirements of Exchange Act Rule 13a-15(e).

  Exhibit 31(i) and Exhibit 31(ii) were each amended to (a) remove the title of the certifier from the introduction and (b) to conform the introduction for paragraph 4 to the text of Exhibit 31(i).

No other changes are being made to the Form 10-KSB in connection with this amendment.

ITEM 8A(T). CONTROLS AND PROCEDURES

(a)           Evaluation of disclosure controls and procedures.

                The Company's principal executive officer and principal financial officer have evaluated the Company's disclosure controls and procedures as of May 31, 2008 and have concluded that, as of the evaluation date, the disclosure controls and procedures were effective to ensure that  information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized  and reported, within the time periods specified in the Commission's rules and forms and that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer to allow  timely decisions regarding required disclosure.

(b)           Management's report on internal control over financial reporting.

                The Company's management, with the participation of the Company's CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of May 31, 2008.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control -- Integrated Framework.  Based on this assessment management has concluded that, as of May 31, 2008, the Company's internal control over financial reporting is effective based on those criteria.

                This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

(c)           Changes in internal controls.

                There have been no changes in the Company's internal controls over financial reporting that occurred during the fiscal quarter ended May 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's control over financial reporting.

ITEM 13.EXHIBITS

DOCUMENTS FILED AS PART OF THIS REPORT:
Index to Financial Statements:
	(i)	Report of Independent Registered Public Accounting Firm
	(ii)	Consolidated Balance Sheets May 31, 2008 and 2007
	(iii)	Consolidated Statements of Income for the years ended May 31, 2008 and 2007
	(iv)	Consolidated Statements of Stockholders' Equity for the years ended May 31, 2008 and 2007
	(v)	Consolidated Statements of Cash Flows for the years ended May 31, 2008 and 2007
	(vi)	Notes to Consolidated Financial Statements May 31, 2008 and 2007
EXHIBITS:
(2)	Plan of acquisition, reorganization, arrangement, liquidation or succession
(i)

Agreement and Plan of Merger by and between Taylor Devices, Inc. and Tayco Developments, Inc. dated November 30, 2007, incorporated by reference to Registration Statement on Form S-4, File No. 333-147878, filed with the Securities and Exchange Committee on January 4, 2008.

(3)	Articles of incorporation and by-laws
	(i)	Restated Certificate of Incorporation incorporated by reference to Exhibit (3)(i) of Annual Report on Form 10-K, dated August 24, 1983.
	(ii)	Amendment to Certificate of Incorporation incorporated by reference to Exhibit (3)(iv) to Form 8 [Amendment to Application or Report], dated September 24, 1993.
(iii)

Amendment to Certificate of Incorporation creating Series A Junior Participating Preferred Stock, $.05 par value, incorporated by reference to Exhibit (3)(i)(viii) to Quarterly Report on Form 10-QSB for the period ending November 30, 1998, dated January 12, 1999.

	(iv)	Certificate of Change incorporated by reference to Exhibit (3)(i) to Quarterly Report on Form 10-QSB for the period ending November 30, 2002.
	(v)	Proxy Review Guidelines incorporated by reference to Exhibit (3)(ii) to Quarterly Report on Form 10-QSB for the period ending February 28, 1998, dated April 10, 1998.
	(vi)	By-laws incorporated by reference to Exhibit (3)(i) to Quarterly Report on Form 10-QSB for the period ending February 28, 2004, dated April 14, 2004.
(4)	Instruments defining rights of security holders, including indentures
	(i)	Mortgage to Marine Midland Bank dated May 28, 1993 incorporated by reference to Exhibit (10)(vii) to Annual Report on Form 10-KSB, dated September 10, 1993.
(ii)

Master Indenture between Niagara County Industrial Development Agency and Bankers Trust Company, as Trustee, dated as of November 1, 1994 ($1,250,000 Niagara County Industrial Development Agency, 1994 Adjustable Rate Demand, Industrial Development Revenue Bonds, Series A [MMARS Second Program]), incorporated by reference to Exhibit (4)(iv) to Annual Report on Form 10-KSB, dated August 21, 1995.

(iii)

Series Supplemental Indenture between Niagara County Industrial Development Agency and Bankers Trust Company, as Trustee, ($1,250,000 Niagara County Industrial Development Agency, 1994 Adjustable Rate Demand, Industrial Development Revenue Bonds, Series A [MMARS Second Program]), incorporated by reference to Exhibit (4)(v) to Annual Report on Form 10-KSB, dated August 21, 1995.

(iv)

Series Mortgage from Niagara County Industrial Development Agency, Tayco Realty, Inc. and registrant to Marine Midland Bank, as Letter of Credit Bank, dated as of November 1, 1994, incorporated by reference to Exhibit (4)(vi) to Annual Report on Form 10-KSB, dated August 21, 1995.

(v)

Mortgage from Niagara County Industrial Development Agency, Tayco Realty, Inc. and registrant to Marine Midland Bank, dated January 3, 1998, incorporated by reference to Exhibit (4)(v) to Annual Report on Form 10-KSB, dated August 25, 1998.

(vi)

Rights Agreement by and between registrant and Regan & Associates, Inc, dated as of October 5, 1998 and letter to shareholders (including Summary of Rights), dated October 5, 1998, attached as Exhibits 4 and 20, respectively to Registration Statement on Form 8-A 12G, filed with the Securities and Exchange Commission on October 6, 1998.

(10)	Material Contracts
	(i)	1998 Taylor Devices, Inc. Stock Option Plan attached as Exhibit 4.1 to Registration Statement on Form S-8, File No. 33-6905, filed with the Securities and Exchange Commission on December 24, 1998.
	(ii)	2001 Taylor Devices, Inc. Stock Option Plan attached as Exhibit A to Definitive Proxy Statement, filed with the Securities and Exchange Commission on September 24, 2001.
	(iii)	2005 Taylor Devices, Inc. Stock Option Plan attached as Appendix B to Definitive Proxy Statement, filed with the Securities and Exchange Commission on September 27, 2005.
	(iv)	Loan Agreements between the registrant and Marine Midland Bank, dated December 2, 1992, incorporated by reference to Exhibit (10)(viii) to Annual Report on Form 10-K, dated September 10, 1993.
(v)

Series Lease between Niagara County Industrial Development Agency and registrant, dated as of November 1, 1994 ($1,250,000 Niagara County Industrial Development Agency, 1994 Adjustable Rate Demand, Industrial Development Revenue Bonds, Series A [MMARS Second Program]), incorporated by reference to Exhibit (10)(ix) to the Annual Report on Form 10-KSB, dated August 21, 1995.

	(vi)	Lease Agreement between registrant and Tayco Realty Corporation, dated November 1, 1995, incorporated by reference to Exhibit (10)(ix) to Annual Report on Form 10-KSB, dated August 22, 1996.
	(vii)	Employment Agreement dated as of December 1, 2000 between the Registrant and Douglas P. Taylor, incorporated by reference to Exhibit (10)(x) to Annual Report on Form 10-KSB, dated August 22, 2001.
	(viii)	Employment Agreement dated as of December 1, 2000 between the Registrant and Richard G. Hill, incorporated by reference to Exhibit (10)(xi) to Annual Report on Form 10-KSB, dated August 22, 2001.
(ix)

The 2004 Taylor Devices, Inc. Employee Stock Purchase Plan, incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8, File No. 333-114085, filed with the Securities and Exchange Commission on March 31, 2004.

(x)

Post-Effective Amendment No. 1 to Registration Statement on Form S-8, File No. 333-114085, for the 2004 Taylor Devices, Inc. Employee Stock Purchase Plan, filed with the Securities and Exchange Commission on August 24, 2006.

(xi)

First Amendment to Employment Agreement dated as of December 22, 2006 between the Registrant and Douglas P. Taylor, incorporated by reference to Exhibit 10(ii) to Quarterly Report on Form 10-QSB for the period ending February 28, 2007.

(xii)

First Amendment to Employment Agreement dated as of December 22, 2006 between the Registrant and Richard G. Hill, incorporated by reference to Exhibit 10(iii) to Quarterly Report on Form 10-QSB for the period ending February 28, 2007.

(xiii)

Indemnification Agreement between registrant and directors and executive officers, attached as Appendix A to Definitive Proxy Statement, filed with the Securities and Exchange Commission on September 27, 2007.

	(xiv)	Consent Agreement by and between Taylor Devices, Inc. and HSBC Bank USA, National Association, dated November 30, 2007, attached to this Annual Report on Form 10-KSB.
(11)	Statement regarding computation of per share earnings
REG. 228.601(A)(11) Statement regarding computation of per share earnings

Weighted average of common stock/equivalents outstanding - fiscal year ended May 31, 2008

		Weighted average common stock outstanding		3,170,715
		Common shares issuable under stock option plans using treasury stock method		16,306
		Weighted average common stock outstanding assuming dilution		3,187,021

		Net income fiscal year ended May 31, 2008	(1)	$ 1,533,285
		Weighted average common stock	(2)	3,170,715
		Basic income per common share (1) divided by (2)		$ .48

		Net income fiscal year ended May 31, 2008	(3)	$ 1,533,285
		Weighted average common stock outstanding assuming dilution	(4)	3,187,021
		Diluted income per common share (3) divided by (4)		$ .48

Weighted average of common stock/equivalents outstanding - fiscal year ended May 31, 2007

		Weighted average common stock outstanding		3,151,166
		Common shares issuable under stock option plans using treasury stock method		8,226
		Weighted average common stock outstanding assuming dilution		3,159,392

		Net income fiscal year ended May 31, 2007	(1)	$ 619,273
		Weighted average common stock	(2)	3,151,166
		Basic income per common share (1) divided by (2)		$ .20

		Net income fiscal year ended May 31, 2007	(3)	$ 619,273
		Weighted average common stock outstanding assuming dilution	(4)	3,159,392
		Diluted income per common share (3) divided by (4)		$ .20
(13)

The Annual Report to Shareholders for the fiscal year ended May 31, 2008 will be filed with the Company's Proxy Statement to be issued in connection with the Annual Meeting of Shareholders to be held on November 7, 2008.

(14)	Code of Ethics, incorporated by reference to Exhibit 14 to Annual Report on Form 10-KSB for the period ending May 31, 2004.
(20)	Other documents or statements to security holders
	(i)	News from Taylor Devices, Inc. Shareholder Letter, Summer 2008.
(21)	Subsidiaries of the registrant
Tayco Realty Corporation is a New York corporation organized on September 8, 1977, owned by the Company.
(23)	Report and Consent of Independent Certified Public Accountants
(31)	Officer Certifications
	(i)	Rule 13a-14(a) Certification of Chief Executive Officer.
	(ii)	Rule 13a-14(a) Certification of Chief Financial Officer.
(32)	Officer Certifications
	(i)	Section 1350 Certification of Chief Executive Officer.
	(ii)	Section 1350 Certification of Chief Financial Officer.

Exhibit 31(i)

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13a - 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

            I, Douglas P. Taylor, certify that:

                    1. I have reviewed this annual report on Form 10-KSB/A of Taylor Devices, Inc.;

                    2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

                    3. [Intentionally omitted];

                    4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))  and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

                            (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                            (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

                            (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                            (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

                    5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

                            (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

                            (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2009	/s/ Douglas P. Taylor
Douglas P. Taylor Chief Executive Officer

Exhibit 31(ii)

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13a - 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

            I, Mark V. McDonough, certify that:

                    1. I have reviewed this annual report on Form 10-KSB/A of Taylor Devices, Inc.;

                    2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

                    3. [Intentionally omitted];

                    4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))  and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

                            (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                            (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

                            (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                            (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

                    5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

                            (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

                            (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2009	/s/ Mark V. McDonough
Mark V. McDonough Chief Financial Officer

ATTACHMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q/A
Amendment No. 1

(Mark One)

[X]	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended August 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 0-3498

TAYLOR DEVICES, INC.
 (Exact name of registrant as specified in its charter)

NEW YORK (State or Other Jurisdiction of Incorporation or Organization)	16-0797789 (I.R.S. Employer Identification No.)

90 Taylor Drive, North Tonawanda, New York (Address of Principal Executive Offices)	14120-0748 (Zip Code)

716-694-0800
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.          Yes [X]      No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ ]	Smaller reporting company [X]
(Do not check if a smaller reporting company)

     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).           Yes [   ]      No [X]

As of October 1, 2008, there were outstanding 3,219,923 shares of the registrant's common stock, par value $.025 per share.

Explanatory Note

This Amendment No. 1 to Form 10-Q is being filed to correct the disclosure of the following:

  ITEM 4T. CONTROLS AND PROCEDURES - The disclosure in paragraph (a) was amended to reflect the requirements of Exchange Act Rule 13a-15(e).

  Exhibit 31(i) and Exhibit 31(ii) were each amended to (a) remove the title of the certifier from the introduction; and (b) to conform the introduction for paragraph 4 to the text of Exhibit 31(i).

No other changes are being made to the Form 10-Q in connection with this amendment.

TAYLOR DEVICES, INC.
Item 4T.  Controls and Procedures

(a)           Evaluation of disclosure controls and procedures.

                The Company's principal executive officer and principal financial officer have evaluated the Company's disclosure controls and procedures as of August 31, 2008 and have concluded that as of the evaluation date, the disclosure controls and procedures were effective to ensure that  information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's  rules and forms and that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated  to our management, including our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.

(b)           Changes in internal controls.

                    There have been no changes in the Company's internal controls over financial reporting that occurred during the fiscal quarter ended August 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's control over financial reporting.

ITEM 6 Exhibits
31(i) Rule 13a-14(a) Certification of Chief Executive Officer.
31(ii) Rule 13a-14(a) Certification of Chief Financial Officer.
32(i) Section 1350 Certification of Chief Executive Officer.
32(ii) Section 1350 Certification of Chief Financial Officer.

Exhibit 31(i)

CERTIFICATIONOF CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13a - 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

            I, Douglas P. Taylor, certify that:

                        1. I have reviewed this quarterly report on Form 10-Q/A of Taylor Devices, Inc.;

                        2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

                        3. [Intentionally omitted];

                        4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))   internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

                                (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                                (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

                                (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                                (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

                        5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

                                (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

                                (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2009	/s/ Douglas P. Taylor
Douglas P. Taylor Chief Executive Officer

Exhibit 31(ii)

CERTIFICATIONOF CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13a - 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

            I, Mark V. McDonough, certify that:

                        1. I have reviewed this quarterly report on Form 10-Q/A of Taylor Devices, Inc.;

                        2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

                        3. [Intentionally omitted];

                        4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))   internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

                                (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                                (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

                                (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                                (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

                        5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

                                (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

                                (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2009	/s/ Mark V. McDonough
Mark V. McDonough Chief Financial Officer